FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of September 1999


                                  Tevecap S.A.
                    (Exact Name as Specified in its Charter)


                                  Tevecap Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-22267

                                Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                    04552-904
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F       [X]       Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes             [ ]       No      [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3- 2(b):82 N/A

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.

By:      /s/ Jose Augusto P. Moreira
         ----------------------------
         Jose Augusto P. Moreira
         Officer


By:      /s/ Claudio Cesar D'Emilio
         ----------------------------
         Claudio Cesar D'Emilio
         Officer

Date: September 29, 1999

                                  EXHIBIT LIST


1. One copy of the filing by Abril S.A. with the Brazilian Securities Commission ("CVM"), dated September 29, 1999 containing relevant information regarding Tevecap S.A. for the three-month period ended March 31, 1999, with financial information prepared in accordance with Brazilian GAAP.

2. One copy of the filing by Abril S.A. with the Brazilian Securities Commission ("CVM"), dated September 29, 1999 containing relevant information regarding Tevecap S.A. for the six-month period ended June 30, 1999, with financial information prepared in accordance with Brazilian GAAP.